Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,								Three Months Ended March 31, 2014
	2009	2010	2011		2012		2013
Earnings:
Pre-tax income	$153,975	$196,019	$104,135	(1)	$267,165	(2)	$236,236	(3)	$52,439
Plus: Distributions of earnings from unconsolidated investments	—	—	—		—		24,113		11,645
Plus: Fixed charges	40,123	41,677	49,180		53,972		64,936		19,860
Less: Non-controlling interest	—	—	(998)		—		—		—
Less: Capitalized interest	(15)	(42)	—		—		—		—
Less: Equity and other unconsolidated investments income	—	—	—		—		(34,186)		(9,779)

Total earnings	$194,083	$237,696	$152,317		$321,137		$290,559		$74,165

Fixed Charges:
Interest expense	$40,108	$41,635	$49,180		$53,972		$64,396		$19,860
Plus: Capitalized interest	15	42	42		—		—		—

Total fixed charges	$40,123	$41,677	$49,180		$53,972		$64,396		$19,860

Ratio of earnings to fixed charges	4.84x	5.70x	3.10x	(1)	5.95x	(2)	4.51x	(3)	3.73x

(1)	Includes asset impairment charges of $161.3 million. Excluding these charges, the ratio for 2011 would have been 6.40x.
(2)	Includes asset impairment charges of $2.5 million. Excluding these charges, the ratio for 2012 would have been 6.00x.
(3)	Includes asset impairment charges of $0.7 million. Excluding these charges, the ratio for 2013 would have been 4.52x.